Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

September 29, 2017
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Office of Information Technologies and Services
Rebekah Lindsey, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Diebold Nixdorf, Incorporated
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed July 26, 2017
File No. 001-04879
Ladies and gentlemen:
Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2017 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 (the “2017 Form 10-Q”) filed on July 26, 2017.
Below is the Company's response. For the convenience of the Staff, the Company has repeated the Staff's comment before the response.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Consolidated Financial Statements
Note 4: Earnings (Loss) Per Share, page 13

1.
Please refer to our prior comment 3. Tell us your basis for concluding that the redemption value was adjusted to fair value. In your response, please address the fact that the DPLTA sets a redemption amount that is more than the merger consideration paid to other shareholders.

Response: Pursuant to the DPLTA, which became effective on February 14, 2017, Diebold Holding Germany Inc. & Co. KGaA (“Diebold KGaA”), a wholly-owned subsidiary of the Company, is entitled to issue binding instructions to the management board of Diebold Nixdorf AG and effectively transfers all of Diebold Nixdorf AG's annual profits and losses to Diebold KGaA. The DPLTA also includes a provision for cash compensation of €55.02 per Diebold Nixdorf AG ordinary share for all outstanding Diebold Nixdorf AG minority shareholders' ordinary shares.
The cash compensation was based on the determination of a valuation expert and a separate German court-appointed auditor, who independently verified and confirmed the adequacy of the cash compensation in accordance with German statutory laws governing the appraisal process. Diebold KGaA subsequently extended an offer to all outstanding Diebold Nixdorf AG minority shareholders to acquire their shares as required by German statutory law.

As a result, the Company increased the redemption value attributable to the Diebold Nixdorf AG minority shareholders from the original fair value at the acquisition date of €49.94 (€38.98 cash compensation and 0.434 shares of the Company) to the updated fair value determined in accordance with the German valuation IDW S1 2008 guideline established by the Institute of Public Auditors in Germany as part of the appraisal procedures in connection with the DPLTA of €55.02 per Diebold Nixdorf AG ordinary share. The redemption value adjustment included in redeemable noncontrolling interest reflected the increase from the original fair value to the €55.02 pursuant to the DPLTA.
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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 330-490-6857.

Sincerely,

/s/ Christopher A. Chapman
Christopher A. Chapman
Chief Financial Officer
(Principal Financial Officer)